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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 51822

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2017_____ AND ENDING _____12/31/2017_____

MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PCS Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19020 88th Ave. W.

(No. and Street)

Edmonds	**Washington**	**98026**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Daniels   **212-751-4422**

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith&Brown, PC

(Name -- if individual, state last, first, middle name)

1411 Broadway	**New York**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Scott Daniels**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PCS Securities, Inc.**, as of **December 31, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINOP

Title



Notary Public

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PCS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

DECEMBER 31, 2017

PCS SECURITIES, INC.

CONTENTS

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
PCS Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PCS Securities, Inc. (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015

February 9, 2018

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

PCS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS		
Cash and cash equivalents	$	1,463,986
Receivables		90,037
Payments in advance under administrative service agreement		764,776
Other assets		16,440
Total assets	$	2,335,239
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued payables on research costs	$	192,410
Accrued expenses		191,484
Due to affiliate		10,470
Total liabilities		394,364
Stockholder's equity		
Common stock, $.01 par value, 1,000 shares authorized and 100 issued and outstanding		1
Additional paid-in capital		1,841,006
Retained earnings		99,868
Total stockholder's equity		1,940,875
	$	2,335,239

See accompanying notes to financial statements.

PCS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business

PCS Securities, Inc. (the "Company") is a broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a broker-dealer facilitating independent research products to institutional investors under various arrangements in which a broker-dealer provides research to a customer in return for a certain volume of commission revenue from that customer. The Company's affiliate, Institutional Research Services, Inc. ("IRS"), sells third-party research to institutional money managers on a hard-dollar basis. The money managers remit payment for these services to the Company. The Company performs services, including payment to the research producers for their research and retains a research processing fee for these services. The Company has one office located in Seattle, Washington.

The Company does not carry accounts for customers nor performs custodial functions related to securities. The Company clears its securities on a fully-disclosed basis through its clearing broker, Merrill Lynch.

The Company conducts its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for investment advisors, money managers and plan sponsors ("Money Managers") at a negotiated commission rate. As an incentive to use the Company's services for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the level of brokerage transactions.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions. It is understood by the Money Managers and the Company that the commission total balance is not redeemable in cash and may only be used to obtain third-party research services through the Company.

2. Summary of significant accounting policies

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The statement of financial condition was approved by management and available for issuance on February 15, 2018. Subsequent events have been evaluated through this date.

Revenue Recognition

The Company earns revenue from research processing fees at the time such services are provided for facilitating the research services between the institutional money managers, IRS and the third party research producers.

The Company records income from commissions on a trade-date basis.

3

PCS SECURITIES, INC.

2. Summary of significant accounting policies (continued)

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning after December 15, 2017.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Research Costs

Amounts relating to all customers with a positive total balance are reflected in the accompanying statement of financial condition as accrued research costs. Such amounts represent the estimated third-party research services to be provided to all customers from whom the Company has earned commissions for execution of brokerage transactions or revenue from direct sales.

Cash and Cash Equivalents

The Company considers money market accounts and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Receivables from Clearing Brokers

Commissions receivable are reported at the amount management expects to collect on balances outstanding at year-end. The Company considers all commissions receivable to be fully collectible.

Other Receivables

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past write-offs and collections and current credit conditions. At December 31, 2017 there was no allowance for doubtful accounts.

PCS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The stockholder of the Company has elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual stockholders for inclusion in their personal income tax return. The state of Washington does not impose an income tax. At December 31, 2017 management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determines will always be subject to ongoing reevaluation as facts and circumstances may require. The Company has no open years prior to 2013 relating to its tax filings.

3. Net capital requirement

The Company is a member of FINRA and subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was approximately $1,069,600, which was approximately $1,043,300 in excess of its minimum requirement of approximately $26,300.

4. Related party transactions

The Company incurred research fees of approximately $151,000 to companies owned wholly or in part by the Company's shareholder.

The Company entered into an administrative services agreement in April 2009 with IRS. The Company provides processing services related to the sale of independent research products and the payment of vendors associated with the sale. The Company receives fees for providing these services. As of December 31, 2017, the Company had payments in advance under this administrative service agreement with the affiliate in the amount of $764,776.

The Company participates in a retirement benefit plan of an affiliate. The Company owed the affiliate $10,470 which represents an employee's contribution.

PCS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

5. Concentrations

The Company maintains all of its cash and cash equivalents at two financial institutions which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties. At December 31, 2017 cash and cash equivalents totaled approximately $1,464,000.

The Company's customers are concentrated in the financial services industry and include investment banks, institutional investors and private equity funds. The Company's customers are primarily located within the United States. The Company generally does not require collateral, and evaluates credit worthiness on a customer-by-customer basis based on the reputation of the customer within the industry, historical trends and other information.

During the year ended December 31, 2017 approximately 63% (approximately $151,000) of research costs, as reflected on the statement of operations, were provided by IRS

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short security positions are to be carried on the books of the clearing broker. In accordance with these clearance agreements, the Company has agreed to indemnify these brokers for losses the clearing brokers may sustain from customer accounts introduced by the Company. It is not practicable to estimate the fair value of the indemnity clause; however, the Company does not anticipate that it will incur any losses as a result of the indemnification. The Company's clearing agreement requires the Company to maintain a minimum net capital of $250,000 at all times.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(2)(ii) as all customer transactions are cleared through Merrill Lynch on a fully disclosed basis.